UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

May 23, 2012

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $52,236,550 Contingent Income Auto-Callable Securities due May 23, 2013 Based on the Performance of the Common Stock of Apple Inc.

•                  12.85% Exchangeable Notes due May 22, 2013 (Linked to the Common Stock of Apple Inc.)

•                  $360,000 AutoCallable Yield Notes due May 23, 2013 Linked to the Lesser Performing Reference Asset of the United States Oil Fund, LP and the Energy Select Sector SPDR Fund

•                  $3,000,000 Return Enhanced Notes due May 22, 2015 Linked to the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

•                  $1,055,000 Capped Knock-Out Buffered Notes Linked to an Equally Weighted Basket of 15 Common Stocks due November 20, 2013

•                  $18,250,000 Buffered Return Enhanced Notes due June 5, 2013 Linked to the S&P 500® Index

•                  $8,767,000 Knock-Out Buffered Notes due November 20, 2013 Linked to the S&P 500® Index

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: May 23, 2012	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

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